UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

NOMAC ACQUISITION, INC.

CHESAPEAKE ENERGY CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

112211107

(Cusip Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 848-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ray Lees, Esq. Commercial Law Group, P.C. 5520 North Francis Avenue Oklahoma City, Oklahoma 73118 Telephone: (405) 232-3001	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$376,649,119	$43,728.96

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $11.00 cash per share (i) all 28,800,059 shares of common stock of the subject company, which represents all outstanding shares of common stock of the subject company, other than those shares held by Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc. and their wholly owned subsidiaries, as of April 13, 2011, the most practicable date before filing, and (ii) if issued, all 5,440,770 shares of common stock of the subject company that would be issuable upon conversion of the warrant of the subject company that is currently outstanding.

**	The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Bronco shares”), of Bronco Drilling Company, Inc., a Delaware corporation (“Bronco”), at $11.00 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake, Purchaser and Bronco, the Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake, Nomac, Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. and the Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake, Nomac and Third Avenue Management LLC, copies of which are attached as Exhibits (d)(1), (d)(2) and (d)(3) to this Schedule TO, are incorporated by reference.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Bronco Drilling Company, Inc., a Delaware corporation. Bronco’s principal executive offices are located at 16217 North May Avenue, Edmond, Oklahoma 73013. Bronco’s telephone number at such address is (405) 242-4444.

(b) This Schedule TO relates to all of the outstanding shares of Common Stock, par value $0.01 per share, of Bronco. Bronco has advised us that, as of the close of business, on April 13, 2011, (i) 28,800,059 Bronco shares were issued and outstanding (including restricted Bronco shares), (ii) 169,134 Bronco shares were held in treasury and (iii) 5,440,770 Bronco shares were reserved for issuance upon exercise of an outstanding warrant issued pursuant to the Warrant Agreement, dated September 18, 2009, between Bronco and Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Imbursa.

(c) The information set forth in Section 6 — “Price Range of Bronco Shares; Dividends” of the Offer to Purchase is incorporated by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Chesapeake and Purchaser. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Chesapeake” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in Sections 1, 2, 3, 4, 5, 6, 7, 10, 12 and 14 — “Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedure for Tendering Bronco Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Considerations,” “Price Range of Bronco Shares; Dividends,” “Possible Effects of the Offer on the Market for Bronco Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Source and Amount of Funds,” “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions” and “Conditions of the Offer” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v), (vii) The information set forth in Sections 5, 11 and 12 — “Material U.S. Federal Income Tax Considerations,” “Background of the Offer,” “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

(a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 11 and 12 — “Certain Information Concerning Purchaser and Chesapeake,” “Background of the Offer” and “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions” of the Offer to Purchase is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(c)(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7, 12 and 13 — “Price Range of Bronco Shares; Dividends,” “Possible Effects of the Offer on the Market for Bronco Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions” and “Dividends and Distributions” of the Offer to Purchase is incorporated by reference.

(c)(2) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated by reference.

(b), (d) Not applicable.

Item 8. Interests in Securities of the Subject Company.

(a), (b) The information set forth in Sections 9, 11 and 12 — “Certain Information Concerning Purchaser and Chesapeake,” “Background of the Offer” and “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions” of the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 16 — “Fees and Expenses” of the Offer to Purchase is incorporated by reference.

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in Sections 9 and 12 — “Certain Information Concerning Purchaser and Chesapeake” and “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions” of the Offer to Purchase is incorporated by reference.

(a)(2), (a)(3) The information set forth in Sections 12, 14 and 15 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference.

(a)(4) The information set forth in Section 7 — “Possible Effects of the Offer on the Market for Bronco Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15 —“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference.

(b) The information set forth in the Offer to Purchase is incorporated by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 26, 2011.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011.

(a)(5)(B)	Press release issued by Chesapeake Energy Corporation on April 26, 2011 announcing commencement of the tender offer.

(a)(5)(C)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601) (incorporated by reference to Exhibit (a)(5)(B) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

Exhibit No.	Description
(a)(5)(D)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(C) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(E)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398) (incorporated by reference to Exhibit (a)(5)(D) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B. Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684) (incorporated by reference to Exhibit (a)(5)(E) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(G)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687) (incorporated by reference to Exhibit (a)(5)(F) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(H)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723) (incorporated by reference to Exhibit (a)(5)(G) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(I)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738) (incorporated by reference to Exhibit (a)(5)(H) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(J)	Press release dated April 15, 2011 (incorporated by reference to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 15, 2011).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).

(d)(2)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc., Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).

Exhibit No.	Description
(d)(3)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Third Avenue Management LLC (incorporated by reference to Exhibit 4 to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2011

NOMAC ACQUISITION, INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name: Domenic J. Dell’Osso, Jr. Title: Executive Vice President and Chief Financial Officer

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Domenic J. Dell’Osso, Jr.
Name: Domenic J. Dell’Osso, Jr. Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 26, 2011.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011.

(a)(5)(B)	Press release issued by Chesapeake Energy Corporation on April 26, 2011 announcing commencement of the tender offer.

(a)(5)(C)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601) (incorporated by reference to Exhibit (a)(5)(B) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(D)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(C) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(E)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398) (incorporated by reference to Exhibit (a)(5)(D) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B. Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684) (incorporated by reference to Exhibit (a)(5)(E) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(G)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687) (incorporated by reference to Exhibit (a)(5)(F) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

Exhibit No.	Description

(a)(5)(H)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723) (incorporated by reference to Exhibit (a)(5)(G) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(I)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738) (incorporated by reference to Exhibit (a)(5)(H) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(J)	Press release dated April 15, 2011 (incorporated by reference to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 15, 2011).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).

(d)(2)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc., Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).

(d)(3)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Third Avenue Management LLC (incorporated by reference to Exhibit 4 to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).

(g)	None.

(h)	None.